Exhibit 12.1

YUM! Brands, Inc.
Ratio of Earnings to Fixed Charges Years Ended 2008-2004
 (In millions except ratio amounts)

	52 weeks			53 weeks	52 weeks
	2008	2007	2006	2005	2004

Earnings:
Pretax income from continuing operations before cumulative effect of accounting changes	$1,280	$1,191	$1,108	$1,026	$1,026

Minority interest	11	—	—	—	—

50% or less owned Affiliates’ interests, net	(1)	(7)	(12)	(8)	2

Interest Expense	273	217	172	148	145

Interest portion of net rent expense	258	243	209	179	164

Earnings available for fixed charges	$1,821	$1,644	$1,477	$1,345	$1,337
Fixed Charges:

Interest Expense	$273	$217	$174	$148	$146
Interest portion of net rent expense	258	243	209	179	164

Total fixed charges	$531	$460	$383	$327	$310

Ratio of earnings to fixed charges	3.43	3.57	3.86	4.11	4.31